                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D

           Information to be included in statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                            pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            JB Oxford Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46610710
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                      Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 26, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 28 Pages



                                          13D
CUSIP NO.  46610710                                           PAGE 2 OF 28 PAGES

1          NAME OF REPORTING PERSON
           I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           THIRD CAPITAL PARTNERS, LLC
-------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a)  [___]
                                                                                       (b)  [___]

-------------------------------------------------------------------------------------------------

3          SEC USE ONLY

-------------------------------------------------------------------------------------------------

4          SOURCE OF FUNDS*

-------------------------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                            [___]
-------------------------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           TENNESSEE
-------------------------------------------------------------------------------------------------

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           7,740,992
                                       ----------------------------------------------------------
            BENEFICIALLY
                                           8     SHARED VOTING POWER
              OWNED BY
                                                 -0-
                EACH
                                       ----------------------------------------------------------
              REPORTING                    9     SOLE DISPOSITIVE POWER

               PERSON                            7,740,992

                WITH                   ----------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER

                                                  -0-
-------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,740,992
-------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                          [___]

-------------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           35.4%
-------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           OO
-------------------------------------------------------------------------------------------------





                                        13D
CUSIP NO.  46610710                                           PAGE 3 OF 28 PAGES

1          NAME OF REPORTING PERSON
           I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CHRISTOPHER L.  JARRATT
-------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a) [_____]

                                                                                      (b) [_____]
-------------------------------------------------------------------------------------------------

3          SEC USE ONLY

-------------------------------------------------------------------------------------------------

4          SOURCE OF FUNDS*

-------------------------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                          [____]

-------------------------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           US
-------------------------------------------------------------------------------------------------

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           11,048,911
                                   --------------------------------------------------------------
            BENEFICIALLY
                                          8     SHARED VOTING POWER
              OWNED BY
                                   --------------------------------------------------------------
                EACH
                                          9     SOLE DISPOSITIVE POWER
              REPORTING
                                                11,048,911
               PERSON              --------------------------------------------------------------

                WITH                     10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,048,911
-------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                        [____]

-------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.7%
-------------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           IN
-------------------------------------------------------------------------------------------------




                                       13D
CUSIP NO.  46610710                                           PAGE 4 OF 28 PAGES

          NAME OF REPORTING PERSON
           I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           JAMES G.  LEWIS
-----------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [____]
                                                                                     (b) [____]

-----------------------------------------------------------------------------------------------

3          SEC USE ONLY

-----------------------------------------------------------------------------------------------

4          SOURCE OF FUNDS*

-----------------------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                         [____]

-----------------------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           US
-----------------------------------------------------------------------------------------------

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           792,800
                                     ----------------------------------------------------------
            BENEFICIALLY
                                          8     SHARED VOTING POWER
              OWNED BY
                                     ----------------------------------------------------------
                EACH
                                          9     SOLE DISPOSITIVE POWER
              REPORTING
                                                792,800
               PERSON                ----------------------------------------------------------

                WITH                     10     SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           792,800
-----------------------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                       [___]
-----------------------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.3%
-----------------------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           IN
-----------------------------------------------------------------------------------------------

CUSIP No. 46610710




         Pursuant to Rule 13d-1(k)(1), this Schedule 13D Statement is filed jointly on behalf of Third Capital Partners, LLC, a Tennessee limited liability company ("Third Capital Partners"), Christopher L. Jarratt and James G. Lewis for the purpose of reporting, among other matters, (1) acquisitions by Third Capital Partners of beneficial ownership of shares of common stock , $0.01 par value per share (the "Shares"), of JB Oxford Holdings, Inc., a Utah corporation ("JB Oxford"), (2) the grant to Mr. Jarratt of the right to vote all Shares now owned or hereafter acquired by Felix Oeri or Oeri Finance, Inc. ("Oeri Finance"), (3) the grant to Mr. Jarratt and others of a right of first refusal to purchase all Shares now owned or hereafter acquired by Mr. Oeri or Oeri Finance, (4) the acquisitions by Mr. Jarratt and Mr. Lewis of options to acquire Shares, and (5) the acquisition by Third Capital Partners and Mr. Jarratt of control of JB Oxford.

Item 1.           Security and Issuer.
                  -------------------

         This Schedule 13D Statement relates to the Shares of JB Oxford which has its principal executive offices at 9665 Wilshire Boulevard, Third Floor, Beverly Hills, California 90212.

Item 2.           Identity and Background.
                  -----------------------

       (a) The persons filing this Schedule 13D are Third Capital Partners, Mr. Jarratt and Mr. Lewis. Mr Jarratt is the Chief Manager and Chief Executive Officer and a member of Third Capital Partners.

       (b) The address of Third Capital Partners, and the business address of Mr. Jarratt and Mr. Lewis, is 314 Church Street, Ninth Floor, Nashville, Tennessee 37201.

       (c) Third Capital Partners was formed in May 1998 for the principal purpose of effecting the transactions described in this Schedule 13D. Mr. Jarratt's principal occupation is Chief Executive Officer and Chief Manager of Third Capital, LLC, a Tennessee limited liability company ("Third Cap"), that engages in investment and advisory services. Mr. Lewis's principal occupation is Chief Operating Officer of Third Cap. Mr. Jarratt and Mr. Lewis are both members of Third Cap. As described in this Schedule 13D, Mr. Jarratt has been elected Chairman and Chief Executive Officer of JB Oxford, and Mr. Lewis has been elected interim President and Chief Operating Officer of JB Oxford.

       (d) Negative with respect to Third Capital Partners, Mr. Jarratt and Mr. Lewis.

       (e) Negative with respect to Third Capital Partners, Mr. Jarratt and Mr. Lewis.

       (f) Third Capital Partners is a limited liability company organized under the laws of the state of Tennessee. Mr. Jarratt and Mr. Lewis are each citizens of the United States of America.




                               Page 5 of 28 Pages

CUSIP No. 46610710

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

       The JB Oxford 9% Senior Convertible Notes (the "Convertible Notes") and the newly-issued 9% Secured Convertible Notes (the "New Notes") reported herein as having been acquired by Third Capital Partners were acquired for the aggregate purchase price of approximately $5.4 million with $3.9 million in working capital of Third Capital Partners and a $1.5 million note issued by Third Capital Partners to Oeri Finance (the "Oeri Note"). The Oeri Note bears interest at 8.0% per annum and principal must be paid in installments of $750,000 on December 31, 1998 and June 1, 1999. The Oeri Note is secured by a pledge of the Convertible Notes that are reported herein as having been acquired by Third Capital Partners from Oeri Finance. A copy of the Oeri Note is attached hereto as Exhibit 7.1 and a copy of the Pledge Agreement Regarding Notes of JB Oxford (the "Pledge") is attached hereto as Exhibit 7.2. The Oeri Note and the Pledge are incorporated by reference.

       Mr. Jarratt paid $51,000 for the 47,500 Shares owned by him from personal funds. Mr. Jarratt's wife paid $31,000 for the 40,000 Shares owned by her, and beneficially owned by Mr. Jarratt, from her personal funds.

       Mr. Lewis paid $37,000 for the 42,800 Shares owned by him from personal funds.

       Each of Mr. Jarratt and Mr. Lewis may exercise the options to acquire Shares issued to each of them for $1.3125 per Share.

       No separate consideration was paid for the grant to Mr. Jarratt, or his designee, of the right to vote all Shares now or hereafter owned by Mr. Oeri and Oeri Finance (the "Irrevocable Proxy") or for the grant to Third Capital Partners, along with 3421643 Canada Inc. (the "Bier Group"), of a right of first refusal to purchase such Shares and any options or warrants of JB Oxford now or hereafter acquired by Oeri and Oeri Finance (the "Right of First Refusal"). A copy of the Right of First Refusal, attached to which as Exhibit A is the Irrevocable Proxy, is attached hereto as Exhibit 7.3. The Right of First Refusal and the Irrevocable Proxy are incorporated by reference.

Item 4.       Purpose of Transaction.
              -----------------------

       Commencing May 26, 1998, Third Capital Partners purchased the Shares and entered into the other transactions described herein, to acquire control of JB Oxford. Pursuant to a Purchase Agreement, dated as of May 21, 1998, by and among JB Oxford, Third Capital Partners, the Beir Group, Mr. Oeri and Oeri Finance, and in related transactions, the following transactions were effected:

                  1. Third Capital purchased approximately $3.4 million in outstanding principal amount of the Convertible Notes from Oeri Finance, with JB Oxford agreeing to reduce the conversion ratio from $1.00 to $0.70 per Share and Third Capital Partners agreeing to extend the maturity date of the Convertible Notes to December 31, 1999. The Bier Group also purchased approximately $500,000 in


                               Page 6 of 28 Pages

CUSIP No. 46610710


         outstanding principal amount of the Convertible Notes from Oeri Finance with the same modifications to the Convertible Notes as agreed to by JB Oxford and Third Capital Partners. These transactions were completed on May 26, 1998.

                  2. Third Capital Partners purchased from JB Oxford $2.0 million in original principal amount of the New Notes which have substantially the same terms as the Convertible Notes, modified as described in paragraph 1 of this Item 4, except that the New Notes are subordinate to certain other outstanding notes of JB Oxford, and the New Notes will be converted into a new issue of voting preferred stock of JB Oxford if such new issue is approved by JB Oxford's shareholders at a meeting to be held later in 1998. The preferred stock will be convertible into Shares on the same terms as the Convertible Notes and the New Notes. This transaction was completed on June 8, 1998.

                  3. Mr. Oeri and Oeri Finance granted to Mr. Jarratt, or his designee, the Irrevocable Proxy, and granted to Third Capital Partners, along with the Bier Group, the Right of First Refusal. This transaction was completed on May 26, 1998.

                  4. Third Capital Partners, following completion of the transactions contemplated by the Purchase Agreement, is obligated to undertake to obtain for JB Oxford at least $7.0 million in new equity capital as soon as practicable, but no later than September 8, 1998, on terms to be negotiated.

                  5. JB Oxford's Board of Directors elected Mr. Jarratt, Mr. Lewis, Elliott L. Bier, and Mark D. Grossi to JB Oxford's Board of Directors. Mr. Grossi is a non-controlling member of Third Capital Partners. JB Oxford's prior Board members, Mr. Oeri, Stephen Rubenstein, Mitchell S.T. Wine, and John M. Broome, resigned effective June 8, 1998, leaving Messrs. Jarratt, Lewis, Bier and Grossi as the only directors of JB Oxford. Mr. Jarratt has been elected Chairman and Chief Executive Officer of JB Oxford, replacing Mr. Oeri as Chairman and Mr. Rubenstein as Chief Executive Officer. Mr. Lewis has been elected interim President and Chief Operating Officer of JB Oxford. Mr. Rubenstein will remain as President of JB Oxford's principal subsidiary, JB Oxford & Company, reporting to Mr. Lewis. JB Oxford & Company is currently conducting a search for a Chief Operating Officer.

                  6. JB Oxford and Third Cap entered into an advisory agreement which calls for $30,000 monthly payments by JB Oxford to Third Cap. Under the terms of the advisory agreement, Third Cap will provide certain services of Messrs. Jarratt and Lewis to JB Oxford. Messrs. Jarratt and Lewis are not required to devote all of their time and efforts to the business of JB Oxford.

                  7. Mr. Jarratt and Mr. Lewis were granted options to purchase 800,000 and 750,000 Shares, respectively, under JB Oxford's Employee Stock Option Plan. The options are exercisable at $1.3125 per Share and vest over a three year period with


                               Page 7 of 28 Pages

CUSIP No. 46610710

         1/3 of the options becoming exercisable on each of the first three anniversaries of the effective date of the grant. The options are subject to the approval by JB Oxford's shareholders at the annual meeting of a proposal to increase the number of Shares available for grant under the JB Oxford Employee Stock Option Plan. If such approval is not granted, the options provide for a formula to grant Messrs. Jarratt and Lewis comparable compensation.

         Third Capital Partners, Mr. Jarratt and Mr. Lewis reserve the right to dispose of or acquire additional Shares and will do so depending on market conditions, developments with respect to JB Oxford's business and other relevant factors. In addition to the changes described in this Item 4, Third Capital Partners, Mr. Jarratt and Mr. Lewis may, upon review of relevant information about the business and operations of JB Oxford, propose material changes in the business or structure of JB Oxford. None of them has any present plans or proposals relating to any such changes.

         Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, neither Third Capital Partners, Mr. Jarratt nor Mr. Lewis presently has plans or proposals that relate to or would result in any of the following:

              (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JB Oxford or any of its subsidiaries;

              (ii) the sale or transfer of a material amount of assets of JB Oxford or any of its subsidiaries;

              (iii) a material change in the present capitalization or dividend policy of JB Oxford;

              (iv) any other material change in the business or corporate structure of JB Oxford;

              (v) a change to JB Oxford's charter or bylaws or the creation of an impediment to the acquisition of control of JB Oxford by any person;

              (vi) the delisting of the Shares from the National Association of Securities Dealers Automated Quotation System;

              (vii) a class of equity securities of JB Oxford becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

              (viii) any action similar to any of those enumerated in (i) through (vii) above.

       Third Capital Partners, Mr. Jarratt and Mr. Lewis reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in
Item 4 of Schedule 13D.


                               Page 8 of 28 Pages

CUSIP No. 46610710


Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

       (a) According to the most recently available filing with the Securities and Exchange Commission by JB Oxford, there are 14,141,205 Shares outstanding. In accordance with their respective terms, the Convertible Notes owned by Third Capital Partners may be converted into 4,883,850 Shares and the New Notes owned by Third Capital Partners may be converted into 2,857,142 Shares. Assuming the conversion of the Convertible Notes and the New Notes owned by Third Capital Partners, there would be 21,882,197 Shares outstanding.

       Third Capital Partners beneficially owns 7,740,992 Shares, or approximately 35.4% of the outstanding Shares, assuming conversion of the Convertible Notes and the New Notes owned by Third Capital Partners.

       As Chief Manager and Chief Executive Officer of Third Capital Partners, Mr. Jarratt may be deemed to beneficially own all such Shares that are issuable upon conversion of the Convertible Notes and the New Notes. In addition, Mr. Jarratt directly owns 47,500 Shares and may be deemed to beneficially own the 2,420,219 Shares subject to the Irrevocable Proxy, 800,000 options to purchase Shares (none of which have vested), and 40,000 Shares owned by his wife. Assuming the conversion of the Convertible Notes and the New Notes owned by Third Capital Partners and the exercise of the options granted to Mr. Jarratt, there would be 22,682,197 Shares outstanding. Mr. Jarratt may be deemed to own beneficially 11,048,911 Shares, or approximately 48.7% of the outstanding Shares, assuming conversion of the Convertible Notes and the New Notes owned by Third Capital Partners and exercise of the options granted to Mr. Jarratt.

       Mr. Lewis directly owns 42,800 Shares and may be deemed to beneficially own 750,000 options to purchase Shares (none of which have vested). Assuming the exercise of the options granted to Mr. Lewis, there would be 14,891,205 Shares outstanding. Mr. Lewis may be deemed to own 792,800 Shares, or approximately 5.3% of the outstanding Shares, assuming exercise of the options granted to Mr. Lewis.

       Mr. Jarratt and Third Capital Partners disclaim beneficial interest in any Shares beneficially owned by Mr. Lewis. Mr. Lewis disclaims beneficial interest in any Shares beneficially owned by Third Capital Partners or Mr. Jarratt.

       (b) Mr. Jarratt, as Chief Manager and Chief Executive Officer of Third Capital Partners, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by Third Capital Partners.

       Other than the Shares owned by his wife, Mr. Jarratt has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.

       Mr. Lewis has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by him.


                               Page 9 of 28 Pages

CUSIP No. 46610710


       (c) During the past 60 days, Third Capital Partners purchased the Convertible Notes, which are convertible into 4,883,850 Shares, for approximately $3.4 million, and the New Notes, which are convertible into 2,857,142 Shares for $2.0 million. The Convertible Notes were acquired from Oeri Finance in a private transaction. The New Notes were acquired from JB Oxford in a private transaction.

       Mr. Jarratt acquired the Irrevocable Proxy from Mr. Oeri and Oeri Finance in a private transaction for no additional consideration. The options to purchase 800,000 Shares were granted to Mr. Jarratt on June 8, 1998. The options are exercisable for $1.3125 per Share. In addition, Mr. Jarratt purchased Shares in open market transactions as set forth below:

                                                                       Approximate Per Share Price
                       Date                Number of Shares              (Excluding Commissions)
                  --------------           ----------------              -----------------------

                  April 15, 1998                  7,500                        $0.8125
                  April 27, 1998                 40,000                        $1.125

         Mr. Jarratt's wife purchased Shares in open market transactions as set forth below:

                                                                       Approximate Per Share Price
                       Date                Number of Shares              (Excluding Commissions)
                  --------------           ----------------              -----------------------

                  April 8, 1998                  17,200                        $0.75
                  April 15, 1998                 22,800                        $0.8125


         During the past 60 days, Mr. Lewis was granted options to purchase 750,000 Shares on June 8, 1998, and Mr. Lewis purchased 42,800 Shares in open market transactions as set forth below:

                                                                       Approximate Per Share Price
                       Date                Number of Shares              (Excluding Commissions)
                  -------------            ----------------              -----------------------

                  April 7, 1998                  12,000                        $0.8125
                  April 7, 1998                   4,000                        $0.7812
                  April 9, 1998                   5,000                        $0.8125
                  April 9, 1998                   5,000                        $0.8755
                  April 13, 1998                 10,000                        $0.8755
                  April 14, 1998                  6,800                        $1.00

         (d)  Not Applicable.

         (e)  Not Applicable.




                               Page 10 of 28 Pages

CUSIP No. 46610710


Item 6.           Contracts, Arrangements, Understandings or Relationships With
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -----------------------------------

         Reference is made to the Pledge which is described in Item 3 hereof and a copy of which is attached hereto as Exhibit 7.2, and reference is made to the Right of First Refusal and the Irrevocable Proxy which are described in Items 3, 4 and 5 hereof and attached hereto as Exhibit 7.3.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

               Exhibit 7.1 $1.5 million promissory note issued by Third Capital Partners to Oeri Finance

               Exhibit 7.2 Pledge Agreement Regarding Notes of JB Oxford by and between Third Capital Partners, as Pledgor, and Oeri Finance, as Pledgee

               Exhibit 7.3 Right of First Refusal among Oeri Finance, the Bier Group and Third Capital Partners, including Irrevocable Proxy as Exhibit A

               Exhibit 7.4    Joint Filing Agreement




                               Page 11 of 28 Pages

CUSIP No. 46610710


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 6, 1998                        THIRD CAPITAL PARTNERS, LLC



                                           By: /s/ Christopher L. Jarratt
                                              ----------------------------------
                                               Christopher L.  Jarratt




                                           CHRISTOPHER L.  JARRATT


                                           /s/ Christopher L. Jarratt
                                           -------------------------------------




                                           JAMES G.  LEWIS


                                           /s/ James G. Lewis
                                           -------------------------------------







                               Page 12 of 28 Pages

CUSIP No. 46610710


                                  Exhibit Index
                                  -------------


               Exhibit 7.1 $1.5 million promissory note issued by Third Capital Partners to Oeri Finance

               Exhibit 7.2 Pledge Agreement Regarding Notes of JB Oxford by and between Third Capital Partners, as Pledgor, and Oeri Finance, as Pledgee

               Exhibit 7.3 Right of First Refusal among Oeri Finance, the Bier Group and Third Capital Partners, including Irrevocable Proxy as Exhibit A

               Exhibit 7.4    Joint Filing Agreement



                               Page 13 of 28 Pages